EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

October 24, 2014	T TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

Levon Resources Ltd. Announces a USD $1 Million Private Placement

Levon Resources Ltd. (the Company) TSX:LVN, USOTCQX: LVNVF is pleased to announce it is undertaking a USD $1 million private placement (the “Placement”).

A total of 4,400,000 common shares of Levon will be issued in the Placement at a price of CAD $0.25 per share. To Levon’s knowledge, no new insiders of Levon will be created as a result of the Placement. Completion of the Placement is subject to the approval of the Toronto Stock Exchange.

The common shares to be sold in the Placement have not been registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
_____________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.